Exhibit (d)(6)
Exchange Offer Commitment and Support Agreement
September 4, 2009
Arthur A. Rodney
Chairman of the Board
Ambassadors International, Inc.
1071 Camelback Street
Newport Beach, CA 92660
Dear Art:
     We refer to our recent discussions regarding the proposed exchange offer (the “Exchange Offer”) by Ambassadors International, Inc. (the “Company”) to accept tenders of up to 100% of the Company’s outstanding 3.75% Convertible Senior Notes due 2027 (the “Convert Notes”), of which approximately $97 million in aggregate principal amount is currently outstanding, in exchange for (1) up to an aggregate of $26.5 million aggregate principal amount of the Company’s new non-convertible senior secured notes (the “New Notes”) and (2) up to an aggregate of 22,346,534 newly-issued shares of common stock of the Company (the “New Shares”). The undersigned beneficial owner(s) of the Convert Notes identified on the signature page(s) hereto (such beneficial owner or owners, the “Noteholder”) and the Company hereby agree as follows (this Exchange Offer Commitment and Support Agreement being referred to hereinafter as this “Agreement”):
     1. Commitment to Launch Exchange Offer. The Company and the Noteholder agree to work in good faith towards launching the Exchange Offer as promptly as practicable. The Company and the Noteholder agree to work in good faith towards agreeing upon definitive documentation for the Exchange Offer that incorporates reasonably acceptable terms, it being agreed that such reasonably acceptable terms shall be based on the terms set forth in this Agreement and the Term Sheet attached hereto as Annex A. Unless this Agreement is terminated in accordance with its terms, the Company and its affiliates and the Noteholder and its affiliates shall not pursue, work on or negotiate (or authorize their officers or representatives to pursue, work on or negotiate) any other restructuring proposal for the Company; provided that the Company may continue to pursue, work on and negotiate the two existing alternative proposals described in a letter from the Company to the Noteholder (the “Two Existing Proposals”) and may, after written notice to the Noteholder, pursue, work on and negotiate any unsolicited alternative transaction for the Company if the board of directors of the Company (the “Board”) determines in good faith, after consultation with counsel, that such unsolicited alternative transaction would, if consummated, result in a transaction that is more favorable to the Company than the Exchange Offer (an “Unsolicited Alternative Transaction”). It is understood that the proviso to the preceding sentence shall not be deemed a waiver by the Noteholder of any of its rights under the terms of the Convert Notes and the related indenture with respect to, or a consent by the Noteholder to, either of the two Existing Proposals or any Unsolicited Alternative Transaction.

     2. Termination of Commitment to Launch Exchange Offer. The Company or the Noteholder may terminate this Agreement upon written notice to the other that it is unable to reach agreement on reasonably acceptable terms for definitive documentation for the Exchange Offer after working in good faith as set forth in Section 1. In addition, either the Company or the Noteholder may terminate this Agreement upon written notice from the Company to the Noteholder that the Board has determined in good faith in accordance with the preceding paragraph that one of the Two Existing Proposals or an Unsolicited Alternative Transaction would, if consummated, result in a transaction that is more favorable to the Company than the Exchange Offer or that the Board has otherwise determined in good faith that the consummation of the Exchange Offer is inconsistent with the directors’ fiduciary duties. In the event of a material breach of this Agreement by the Company or the Noteholder, the non-breaching party may terminate this Agreement by written notice to the other. Upon the termination of any other Exchange Offer Commitment and Support Agreement between the Company and any other holder of Convert Notes (an “Other Exchange Offer Commitment and Support Agreement”), this Agreement shall automatically terminate.
     3. Agreement to Participate in and Support the Exchange Offer. Subject to the terms and conditions of this Agreement, and provided this Agreement has not been terminated in accordance with Section 2 or Section 4:
     (a) The Noteholder (i) shall tender (or cause to be tendered) all Convert Notes (free and clear of any encumbrances or restrictions) now owned or hereafter acquired by it pursuant to and in accordance with the Exchange Offer within ten (10) days following the commencement by the Company of the Exchange Offer and (ii) shall not withdraw or revoke any such tender unless and until this Agreement is terminated in accordance with Section 4.
     (b) The Noteholder shall not, so long as this Agreement remains in effect (i) Transfer (as defined below) any of the Convert Notes now owned or hereafter acquired by it, in whole or in part, (ii) grant any power-of-attorney or other authorization or consent in or with respect to any such Convert Notes, (iii) deposit such Convert Notes into a voting trust or enter into a voting agreement or arrangement with respect to such Convert Notes, or (iv) take any other action with respect to such Convert Notes that would in any way restrict, limit or interfere with the performance of such Noteholder’s obligations hereunder or the transactions contemplated hereby; provided, however, the Noteholder shall have the right to Transfer Convert Notes to any transferee which has entered into an Exchange Offer Commitment and Support Agreement with the Company substantially identical to this Agreement or a joinder in the form attached as Annex B to this Agreement or any such substantially identical Exchange Offer Commitment and Support Agreement. For purposes of this Agreement, “Transfer” means, directly or indirectly, to (i) sell, pledge, encumber, grant an option with respect to, transfer or dispose of such security or any interest in such security to any person other than the Company, (ii) enter into an agreement or legally binding commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of, such security or any interest therein to any person other than the

Company or (iii) reduce the Noteholder’s beneficial ownership of, interest in or risk relating to, such security.
     (c) The Noteholder shall permit public disclosure, including in a press release and in documents filed with the Securities and Exchange Commission (SEC”), of the contents of this Agreement; provided, however, that, except to the extent required by applicable law and SEC rules and regulations, no such disclosure shall include the name of the Noteholder without the prior written approval of the Noteholder in its sole discretion. The Noteholder shall be given the opportunity to review in advance and, if desired, comment upon, any proposed public disclosure of this Agreement.
     (d) The Noteholder shall not object to, or otherwise commence any proceeding to oppose, the Exchange Offer and shall not take, or permit any of its affiliates or representatives to take, any action that (i) is inconsistent with its obligations hereunder or (ii) would reasonably be expected to delay the consummation of the Exchange Offer.
     (e) The Noteholder further agrees that any Notes directly or indirectly acquired by such Noteholder following the date of this Agreement shall be subject to the terms and conditions of this Agreement and shall be tendered by the Noteholder as if such Notes had been held by such Noteholder as of the date hereof.
     (f) The Noteholder represents and warrants that it is the sole “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the principal amount of the Convert Notes set forth on Schedule 1, with full power and authority to dispose of such Notes and to exchange, assign and Transfer the Notes in the Exchange Offer, and the Noteholder has not lent or agreed to lend such Convert Notes to any third party.
     4. Termination of Agreement to Participate in and Support the Exchange Offer. The obligations of the Noteholder set forth in Section 1 and Section 3 above shall terminate automatically if any of the following shall occur:
     (a) The Exchange Offer shall not have been commenced by October 15, 2009;
     (b) The Exchange Offer shall not have been consummated within 60 days after the commencement thereof; or
     (c) The Company shall have provided written notice to the Noteholder that it has determined not to proceed with, or has determined to terminate, the Exchange Offer.
     5. Consummation of Exchange Offer. Following commencement of the Exchange Offer, the Company shall use all commercially reasonable efforts to cause the Exchange Offer to be consummated in accordance with its terms, so long as the conditions to such consummation specified in the Exchange Offer documentation are satisfied.

     6. Director Nomination. Within two (2) business days of the consummation of the Exchange Offer, the Company shall hold a special meeting of its Board and the Board shall elect as a director of the Company at such meeting a suitably qualified (as reasonably determined by the Noteholder) individual designated in writing by the Noteholder not later than one week before the initially scheduled expiration date of the Exchange Offer on the condition that at least 58% of the outstanding Convert Notes (i.e., $56,260,000 in principal amount) are acquired in the Exchange Offer.
     7. Representations. Each party represents and warrants that:
     (a) It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, partnership or other power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this Agreement.
     (b) The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate, partnership or other action on its part.
     (c) The execution, delivery and performance by it of this Agreement does not and will not (i) violate any order, judgment or provision of law, rule or regulation applicable to it or its properties or (ii) conflict with, result in the breach of, or constitute (with due notice or lapse of time or both) a default under, any material contractual obligations to which it is a party or its certificate of incorporation, bylaws or other governing instruments.
     (d) Assuming the due execution and delivery of this Agreement by the other parties, this Agreement is the legally valid and binding obligation of it, enforceable against it in accordance with its terms, except as such enforceability may be subject to bankruptcy, moratorium, insolvency, reorganization, voidable preference, fraudulent conveyance and other similar laws relating to, or affecting, the rights of creditors or the obligations of debtors generally and except as the same may be subject to the effect of general principles of equity.
     8. Effective Date. This Agreement shall become effective on the date that the Company enters into separate Exchange Offer Commitment and Support Agreements with other unaffiliated holders of Convert Notes that represent to the Company that they beneficially own in the aggregate a sufficient principal amount of Convert Notes that, when such amount is added to the amount set forth on Schedule 1, the total equals at least $56,260,000 (i.e., 58% of the outstanding principal amount of the Convert Notes), in each case, on terms agreed between the Company and such other holder but containing agreements to substantially the same effect as those contained herein.
     9. Expense Reimbursement. The Company shall reimburse the Noteholder for all reasonable, documented, out-of-pocket fees and expenses of the Noteholder (including fees and expenses of outside counsel) incurred after August 1, 2009 associated with the Exchange Offer and the preparation, review, negotiation, execution and delivery of any Exchange Offer documentation (including documents seeking stockholder approval for the Exchange Offer) and any amendment or waiver with respect thereto requested by the Company, regardless of whether this Agreement is terminated for any reason or the Exchange Offer is commenced or is consummated; provided, however, that if this Agreement is terminated by the Company due to a material breach by the Noteholder, the Company shall not be liable for any fee or expense reimbursement obligation hereunder (although, for the avoidance of doubt, this proviso shall not limit any obligation with respect to jointly incurred expenses that are incurred prior to such breach which the Company is obligated to reimburse under any Other Exchange Offer Commitment and Support Agreement). Nothing in this Section 9 shall limit in any manner whatsoever the rights of the Company with respect to any breach hereof by the Noteholder, all such rights being expressly reserved. The Noteholder shall cause its counsel to make a good faith effort to monitor and to provide the Company with an update on the aggregate fees and expenses for which the Company is liable under this Agreement and the Other Exchange Offer Commitment and Support Agreements if and whenever such counsel learns that such fees and expenses in the aggregate exceed $100,000 or an increment of $50,000 above $100,000 within three (3) business days after learning that such fees and expenses exceed any such level. This Section 9 shall survive the termination of this Agreement.
     10. Governing Law; Waiver of Trial by Jury. THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS TO BE EXECUTED AND PERFORMED ENTIRELY IN SUCH STATE. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT.
     11. Miscellaneous. This Agreement constitutes the entire agreement between the Company and the Noteholder with respect to the subject matter hereof. This Agreement is not intended to confer upon any person or entity other than the parties hereto any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party without the prior written consent of the other parties hereto. Any purported assignment without such consent shall be void. This Agreement may only be amended by a writing signed by all the parties hereto. Each party agrees that money damages would not be a sufficient remedy for any breach of this Agreement by any party and that each non-breaching party shall be entitled to specific performance or injunctive or other equitable relief as a remedy for any such breach. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. All parties agree to cooperate fully and to execute any and all supplementary documents and to take all additional actions that may be necessary or appropriate to give full force to the basic terms and intent of this Agreement and that are not inconsistent with its terms. Whenever the words “included,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
[Signature pages follow.]

     If the foregoing is in accordance with your understanding of our agreement, please sign and return a counterpart hereof, whereupon this Agreement, along with all counterparts, will become a binding agreement between the Company and the Noteholder in accordance with its terms.

Very truly yours,

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC,
as Trading Manager

By:	/s/ Malda Hibri Name: Malda Hibri
Title: Authorized Signatory

Address:
c/o Highbridge Capital Management, LLC
9 West 57th Street, 27th Floor
New York, New York 10019
Facsimile: 212-287-4915
Highbridge Exchange Offer Commitment and Support Agreement

Acknowledged and agreed:
AMBASSADORS INTERNATIONAL, INC.

By: Name:	/s/ Arthur A. Rodney Arthur A. Rodney
Title:	Chief Executive Officer
Highbridge Exchange Offer Commitment and Support Agreement

Annex A
Term Sheet
[see attached]

CONFIDENTIAL — FOR DISCUSSION PURPOSES ONLY
Ambassadors International, Inc.
Preliminary Term Sheet for Potential Restructuring
The following describes the potential principal terms and conditions of a transaction under consideration involving an exchange offer (the “Exchange Offer”) by the Company to accept tenders of up to 100% of its outstanding 3.75% Convertible Senior Notes due 2027 (the “Convert Notes”), of which approximately $97 million in principal amount is currently outstanding, in exchange for (a) up to $26.5 million of the Company’s new non-convertible senior secured notes (the “New Notes”) and (b) up to 22,346,534 newly-issued shares of common stock of the Company (the “New Common Stock”) (representing up to 66.67% of the common stock of the Company post-Exchange Offer).1

Exchange Overview:	Deleveraging transaction whereby the Company will accept tenders of up to 100% of the Convert Notes in exchange for (i) up to $26.5 million principal amount of New Notes and (ii) up to 22,346,534 shares of New Common Stock (representing up to 66.67% of the common stock of the Company post-Exchange Offer). No accrued interest will be due on exchanged Convert Notes (but the Company will make the scheduled October 15, 2009 interest payment on such Convert Notes if the Exchange Offer is not consummated prior to the 30 day grace period provided in the Convert Notes Indenture (i.e., November 15, 2009)).

Other Conditions Precedent to Consummation of Exchange Offer:	Completion of legal and other documentation to the reasonable satisfaction of the Noteholder (as defined in the Exchange Offer Commitment and Support Agreement to which this term sheet is annexed) and the Company; receipt of stockholder approval and any required third party consents to the reasonable satisfaction of the Noteholder and the Company; and satisfaction of the other conditions specified in such agreement and in this term sheet.

Board of Directors:	The Company will covenant to hold a special meeting of its board of directors (the “Board”) immediately following the consummation of the Exchange Offer. The Company’s Board shall nominate for election as directors at such special meeting three individuals so as to allow

[1]	Note: The Company confirms that there are no outstanding warrants or convertible securities (other than the Convert Notes) and all stock options are significantly out of the money.

(through increasing the size of the Board to five (5) directors and replacing vacancies created by two (2) directors resigning from the Board) such nominees to constitute a majority of the Board, on the condition that at least 58% of the outstanding Convert Notes (i.e., $56,260,000 in principal amount) are tendered into the Exchange Offer. The individual to be nominated by each Noteholder shall be agreed by the Company and the Noteholder not later than one week before the expiration date of the Exchange Offer.

Management Option Plan:	No additional options under the Company’s option plans will be granted. No anti-dilution adjustment will be made to the outstanding options under such option plans as a result of the Exchange Offer. The Board following consummation of the Exchange Offer will consider grants of additional options to management.

Electing Holders:	Each of the Noteholder and certain other holders of the Convert Notes (the “Committing Holders”) will enter into separate agreements with the Company prior to the commencement of the Exchange Offer, committing to tender the full amount of their Convert Notes, subject to agreement on mutually acceptable documentation and the other conditions specified in such agreements and in this term sheet. Other holders of the Convert Notes may elect to participate in the Exchange Offer on the same terms as the Committing Holders (together with the Committing Holders, the “Electing Holders”).

Registration Rights:	It is expected that the New Notes and New Common Stock will be issued pursuant to the exemption under section 3(a)(9) of the Securities Act of 1933, as amended, and be freely tradeable other than by affiliates. In addition, Electing Holders will have customary demand and piggyback registration rights applicable to the New Notes and the New Common Stock.

Conditions to Exchange Offer:	• Stockholder approval

• Nasdaq approval of listing of New Common Stock

• SEC approval of the indenture for the New Notes

• Other customary conditions (illegality, injunction, material adverse effect, etc.).

Principal Amount of New Notes:	Up to $26.5 million.

Maturity Date of New Notes:	January 15, 2012.

Interest Rate of New Notes:	10% per annum, payable in kind semi-annually. The Company may elect to pay in cash.

Repurchase of New Notes Upon Certain Events:	Each Electing Holder will have the right to require the Company to purchase all or any part of its New Notes upon the occurrence of certain specified triggering events, including a change of control of the Company and a sale of all or substantially all of the assets of the Company. The purchase price will be par plus all accrued and unpaid interest on the principal amount being redeemed.

Mandatory Redemption of New Notes:	The Company will be required to use 75% of the net proceeds from asset dispositions outside of the ordinary course and from the receipt of certain insurance or condemnation proceeds, subject to the limitations in any permitted Working Capital Facility (as defined below) and in existing debt documentation (if any), to make an offer to redeem the New Notes at par plus accrued and unpaid interest on the principal amount being redeemed. Any sale of the Cypress Re reinsurance business (whether structured as a stock sale or an asset sale or otherwise) shall be excluded from this mandatory repayment obligation.

Redemption at the Company’s Option:	The Company will have the right to redeem all or any part of the New Notes at any time at par plus accrued and unpaid interest on the principal amount being redeemed.

Guarantees of New Notes:*	The New Notes will be guaranteed by all present and future subsidiaries.

Collateral for New Notes:*	The New Notes will be secured by a first lien on substantially all present and future assets of the Company and its subsidiaries. However, the Company will be permitted to obtain a first lien working capital facility of up to $10 million (the “Working Capital Facility”), in which case the New Notes will release their first lien in favor of a second lien (subject to negotiation and

*	Note: Tax consequences of foreign subsidiary guarantees and pledges of foreign assets being reviewed.

execution of a customary intercreditor agreement between the indenture trustee for the New Notes and the agent for the Working Capital Facility). In addition, due to the first lien that has (or, in the case of the Columbia Queen, will have) been granted over the Queen of the West and the Columbia Queen in favor of a credit card company to access working capital from credit card receipts, the New Notes shall be secured by a second lien on the Queen of the West and the Columbia Queen to the extent permitted by the applicable credit card company. The Company will use commercially reasonable efforts to obtain any necessary permission from the credit card company.

Events of Default of New Notes:	Usual and customary in transactions of this type, including, without limitation, the following: (i) nonpayment of principal, interest, fees or other amounts; (ii) failure to perform or observe covenants set forth in the new indenture within a specified period of time, where customary and appropriate, after such failure; (iii) any representation or warranty proving to have been incorrect when made or confirmed; (iv) cross-default to other indebtedness (including the Working Capital Facility) in an amount to be agreed; (v) bankruptcy and insolvency defaults (with grace period for involuntary proceedings); (vi) customary ERISA defaults; (vii) monetary judgment defaults in an amount to be agreed and material nonmonetary judgment defaults; and (viii) the Indenture or any Guarantee of a material Guarantor ceases to be in full force and effect (except as contemplated by the terms thereof) or the Company or any such Guarantor denies or disaffirms its obligations under the Indenture or any such Guarantee.

Certain Covenants, Representations and Warranties of New Notes:	Covenants will include, without limitation, restrictions on the following: (i) incurrence of any other indebtedness other than (a) a $10 million working capital facility secured by a first lien in the assets of the Windstar Cruises fleet and (b) $5 million in new unsecured indebtedness; (ii) restricted payments; (iii) liens, charges, encumbrances or lease obligations; (iv) sales and other dispositions of property or assets, (vi) capital expenditures, acquisitions and investments; (vii) transactions with affiliates; (viii) repayment and/or modification of other indebtedness (including repayment or modification of Convert Notes); (ix) mergers and other fundamental changes; and (x)

dividends and other payment restrictions affecting subsidiaries. The indenture for the New Notes will also include (and the Exchange Offer Documentation will describe) a “most favored nation” clause entitling the Electing Holders to the benefit of any terms for the acquisition of Convert Notes offered by the Company in the future to any holders of Convert Notes not tendered in the Exchange Offer which are more favorable than the acquisition terms of the Exchange Offer or the New Notes.

Minimum Cash Balance Covenant:	From and after the Working Capital Facility is established, the Company shall be required to comply with a minimum cash balance covenant under the New Notes indenture.

Governing Law:	The New Notes will be governed by the laws of the State of New York.

Annex B
Form of Joinder
          The undersigned hereby agrees, effective as of the date hereof, to comply with all obligations of the “Noteholder” contained in that certain Exchange Offer Commitment and Support Agreement dated                     , 2009 (the “Agreement”) between                      and Ambassadors International, Inc. (the “Company”), and the undersigned shall, effective as of the date hereof, be deemed to be bound by the terms and provisions of the Agreement as if the undersigned had been the “Noteholder” originally named in the Agreement.
          The address and facsimile number to which notices may be sent to the undersigned is as follows:

Address:

Facsimile No.:

Date:

Name:

Principal Amount of Convert Notes held:

$